Exhibit 99.1

BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Veris Gold Corp.

900 – 688 West Hastings Street

Vancouver, B.C. V6B 1P1

2.	Date of Material Change

The date of the material change is December 7, 2012

3.	News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:                             December 7, 2012

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4.	Summary of Material Change

Veris Gold Corp. (the “Company”) announces files final prospectus supplement.

5.	Full Description of Material Change

The Company is pleased to announce it has filed a final prospectus supplement in connection with its previously announced offering of units (“Units”) of the Company (the “Offering”). The terms of the Offering have been amended such that the Offering will now consist of up to 7,200,000 Units at a price of C$2.10 per Unit representing aggregate gross proceeds of up to C$15,120,000. Each Unit will continue to be comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant (a “Warrant”) entitles the holder to purchase one common share of the Company for a period of 48 months following closing of the Offering at an exercise price of C$2.35.

In connection with the Offering, the Company has entered into an agency agreement with a syndicate of agents co-led by Haywood Securities Inc. and Casimir Capital Ltd., and includes Global Hunter Securities LLC (collectively, the “Agents”) dated December 6, 2012 (the “Agency Agreement”), pursuant to which the Agents have been engaged to offer the Units on a best efforts agency basis. Global Hunter Securities LLC has been engaged to offer the Units only in the United States.

After reviewing the continued improvement in operations in the months of November and early December, and in light of the current unfavourable market conditions, the Company reduced the overall size of the previously proposed offering. The Company believes that certain items that had been part of the original use of proceeds can be addressed later in 2013 with excess cash from operations.

Specifically, the planned first quarter drilling of the Mahala basin to convert inferred resources and certain components of the bonding requirement can be addressed in the second quarter utilizing free cash flow from operations. The amount of financing now proposed will be sufficient to support the Company’s current targeted production rates for 2013 and significantly increase the projected free cash flow the Jerritt Canyon property can produce, as well as complete the de-risking of the asset by allowing the Company to complete all the remaining work required under the Consent Decree.

The Company intends to use the net proceeds to (i) fund the initial development of Starvation Canyon mine at Jerritt Canyon, (ii) fund a portion of the additional bonding for future reclamation obligations arising from the current years investment into a second tailings facility, (iii) fund the completion of re-grading existing rock disposal areas at Jerritt Canyon, the final item remaining under the Consent Decree, and (iv) improve working capital and also for general corporate purposes, all of which is detailed in the final prospectus supplement.

The majority of the net proceeds will be used for building the necessary infrastructure and making equipment purchases in order to open a third mine, Starvation Canyon, located on the south end of Jerritt Canyon. Ground was broken at Starvation Canyon in September 2012 and the portal was blasted and bolted in November 2012. Targeted production at Starvation Canyon will be in late Q1, 2013. This new mine is slated to produce approximately 45,000 ounces of gold per year.

The Offering is expected to close on or about December 18, 2012, subject to customary closing conditions including, receipt of all necessary regulatory approvals and the approval of the Toronto Stock Exchange.

The Offering is being made in each of the Canadian provinces of British Columbia, Alberta and Ontario by way of a prospectus supplement to the Company’s short form base shelf prospectus dated October 31, 2012, and in the United States pursuant to a prospectus supplement to the Company’s short form base shelf prospectus filed as part of its registration statement on Form F-10 (File No. 333-184496) with the United States Securities and Exchange Commission (the “SEC”) on October 19, 2012, as amended on November 1, 2012 and effective November 2, 2012, pursuant to the United States Securities Act of 1933, as amended.

A final prospectus supplement containing important information relating to these securities has been filed with the securities commissions in British Columbia, Alberta and Ontario, and with the SEC in the United States. Copies of the final prospectus supplement and accompanying short form base shelf prospectus are available at www.sedar.com and www.sec.gov or by directing a request to Haywood Securities Inc. at Waterfront Centre, 200 Burrard Street, Suite 700, Vancouver, B.C. V6C 3L6, telephone (604) 697-7126, Email: ecm@haywood.com, Attn: Michelle Jankovich.

Before you invest, you should read the final prospectus supplement and accompanying short form base shelf prospectus, the registration statement, and the other documents that the Company has filed with the SEC at www.sec.gov and with the applicable Canadian Securities Administrators at www.sedar.com for more complete information about the Company and this Offering.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which the offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the final prospectus supplement, the short form base shelf prospectus or the registration statement.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:	Shaun Heinrichs/Randy Reichert, Co-CEOs
Bus. Tel:	(604) 688-9427

9.	Date of Report

Dated at Vancouver, BC this 10th day of December, 2012.

/s/ Shaun Heinrichs
Shaun Heinrichs, CFO

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